UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 15, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT III, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-2156701
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Senior Mortgage Loan – 1550 South Fairfax, LLC

On October 15, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Manager (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,350,000, (the “SF Senior Loan”). The Borrower, 1550 South Fairfax, LLC, a California limited liability company (“SF”), used the loan proceeds to acquire approximately 14,000 square feet of land located at 1550 – 1556 S. Fairfax Avenue, Los Angeles, CA 90019 (the “SF Property”). The SF Property is composed of two parcels, each of which is currently improved with a single-family home. SF intends to apply for permits to redevelop the site with 30 apartment units.

SF is  managed by the principals of The Ketter Group, Gabriel Gold and Fabio Tylem  (the “Sponsors”). The Sponsors have acquired, entitled, and constructed approximately 60 projects valued at approximately $650 million.

On the closing date of the SF Senior Loan, SF was capitalized with approximately $825,000 of equity capital from the Sponsors.

The SF Senior Loan bears an interest rate of 9.0% per annum to be paid current on a monthly basis through the maturity date, April 15, 2021 (the “SF Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the SF Senior Loan, paid directly by SF.

SF has the ability to extend the SF Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and SF will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the SF Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 83.8%. The LTPP ratio is the amount of the SF Senior Loan divided by the land purchase price. As of its closing date, the SF Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 83.8%. The LTV ratio is the amount of the SF Senior Loan divided by the third-party appraised value of the SF Property as of October 2019. There can be no assurance that such value is correct.

The SF Property is located in the Mid-City neighborhood of Los Angeles, CA, approximately 9 miles west of Downtown Los Angeles. The SF Property is within close proximity to parks, shops, restaurants and the employment centers in Culver City.

As the SF Senior Loan was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 21, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT III, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 21, 2019